UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 10 )*


                             INAMED CORPORATION
---------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 453235103
                ---------------------------------------------
                               (CUSIP Number)

      Kenneth Maiman, Esq.                    Robert C. Schwenkel, Esq.
    Appaloosa Management L.P.             Fried, Frank, Harris, Shriver &
   26 Main Street, First Floor                       Jacobson
       Chatham, NJ 07928                        One New York Plaza
        (973) 701-7000                          New York, NY 10004
                                                  (212) 859-8000
---------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 5, 1998
                ---------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 8 Pages

                             SCHEDULE 13D

CUSIP No.  453235103                  Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            5,535,153

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          5,535,153

                10  SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,535,153

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.3%

14  TYPE OF REPORTING PERSON*

     PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No.  453235103                  Page 3 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            5,535,153

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          5,535,153

                10  SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,535,153

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.3%

14  TYPE OF REPORTING PERSON*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


     This Amendment No. 10 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997 and Amendment No. 9 filed on October 2, 1998 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     As more fully described in Items 5 and 6 below, the Exchange Notes, Exchange Warrants and Additional Warrants were acquired in the Exchange Offer in exchange for Notes and, accordingly, no additional funds were required to acquire such securities.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

     As previously reported on Amendment No. 9 to the Schedule 13D, in connection with the issuance of the New Notes the Company agreed to commence an Exchange Offer for the Notes. As more fully described in Item 6 below, on November 5, 1998, (i) the Partnership exchanged all Notes held by it ($7,102,858 in aggregate principal amount) for $7,102,858 in aggregate principal amount of Exchange Notes, Exchange Warrants representing the right to purchase 1,330,172 Shares and Additional Warrants representing the right to purchase 181,143 Shares; and (ii) Palomino exchanged all Notes held by it ($7,102,857 in aggregate principal amount) for $7,102,857 in aggregate principal amount of Exchange Notes, Exchange Warrants representing the right to purchase 1,330,171 Shares and Additional Warrants representing the right to purchase 181,143 Shares (such Exchange Warrants and Additional Warrants were, at the instruction of Palomino, issued directly by the Company to Palomino Holdings).

     Accordingly, as of the date hereof, the Partnership, Palomino, and Palomino Holdings may be deemed to have beneficial ownership of 2,767,577, 417,400 and 2,350,176 Shares, respectively (or 5,535,153 Shares in the aggregate).

(a) This statement on Schedule 13D relates to 5,535,153 Shares which may be deemed to be beneficially owned by the Reporting Persons and which constitute approximately 35.3% of the issued and outstanding Shares.

(b) The Manager may be deemed to have the sole voting and dispositive power with respect to 5,535,153 Shares. Mr. Tepper may be deemed to have sole voting power and dispositive power with respect to 5,535,153 Shares.

(c)  Not applicable

(d)  Not applicable

(e)  Not applicable


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -----------------------------------

     The Exchange Offer was made pursuant to the Securities Exchange Agreement, dated as of October 7, 1998, by and between the Company and the securityholders signatory thereto (the "Securities Exchange Agreement") (a copy of which is attached as Exhibit A hereto and incorporated by reference herein). The Securities Exchange Agreement contains standard terms and conditions, as well as customary representations and warranties. The Exchange Notes (the form of which is attached hereto as Exhibit B and incorporated by reference herein) were issued pursuant to the Subordinated Indenture, dated as of November 5, 1998, between the Company and the Trustee (the "Subordinated Indenture") (a copy of which is attached hereto as Exhibit C and incorporated by reference herein). The Subordinated Indenture contains customary events of default, as well as standard financial and operating covenants that limit, among other things, the incurrence of additional indebtedness by the Company, encumbrances, the payment of dividends or making of other restricted payments, the sale of the Company's assets and the ability of the Company to enter into other lines of business or enter into certain mergers and consolidations. Under the terms of the Subordinated Indenture, the Trustee, on behalf of the holders of Exchange Notes, was granted a second priority security interest and lien on all of the assets of the Company and its subsidiaries. In that regard, the Trustee and the Collateral Agent entered into the Intercreditor Agreement, dated as of November 5, 1998 (the "Exchange Offer Intercreditor Agreement") (a copy of which is attached hereto as Exhibit D and incorporated by reference herein), whereby the Trustee acknowledged and agreed that (i) the security interests of the Trustee under the Subordinated Indenture are subject to the first priority liens and security interests of the Collateral Agent under the New Note Purchase Agreement and
(ii) the indebtedness evidenced by and obligations relating to the Exchange Notes are subordinate and subject to the prior payment in full of the New Notes.

     In connection with the Exchange Offer, the Company entered into the Registration Rights Agreement, dated as of November 5, 1998, by and between the Company and the Trustee (the "Exchange Offer Registration Rights Agreement") (a copy of which is attached as Exhibit E hereto and incorporated herein by reference) with respect to the Exchange Notes, which provides, among other things, that holders of at least 25% or more of the aggregate principal amount of the Exchange Notes have the right, subject to certain limitations described therein, to require the Company to register the sale of the Exchange Notes under the Securities Act (the expenses of three of which registrations will be paid by the Company) and that the holders of the Exchange Notes have certain "piggyback rights" to participate in other registered offerings by the Company.

     The Exchange Warrants (the form of which is attached hereto as Exhibit F and incorporated by reference herein) contain customary provisions, including anti-dilution protection. The Exchange Warrants may be exercised by payment of the exercise price either in cash or by cashless exercise through the tendering of New Notes or Exchange Notes (in the amounts prescribed in the Exchange Warrants). Under certain circumstances, the Company may require partial or full exercise of the Exchange Warrants. In addition, the Exchange Warrants provide that the Company will (i) use its best efforts to register the Shares issuable upon exercise of the Exchange Warrants (the "Exchange Warrant Stock") under the Securities Act and (ii) keep such registration effective for such period of time as the Exchange Warrants or Exchange Warrant Stock are held by the Holder (as defined therein).

     The Additional Warrants (the form of which is attached hereto as Exhibit G and incorporated by reference herein) contain customary provisions, including anti-dilution protection. The Additional Warrants may be exercised by payment of the exercise price either in cash or by cashless exercise through the tendering of New Notes, Exchange Notes or Additional Warrants (in the amounts prescribed in the Additional Warrants). The Additional Warrants provide that the Company will (i) use its best efforts to register the Shares issuable upon exercise of the Additional Warrants (the "Additional Warrant Stock") under the Securities Act and (ii) keep such registration effective for such period of time as the Additional Warrants or Additional Warrant Stock are held by the Holder (as defined therein).


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------


      Exhibit A:   Securities Exchange Agreement
      Exhibit B:   Form of Exchange Note
      Exhibit C:   Subordinated Indenture
      Exhibit D:   Exchange Offer Intercreditor Agreement
      Exhibit E:   Exchange Offer Registration Rights Agreement
      Exhibit F:   Form of Exchange Warrant
      Exhibit G:   Form of Additional Warrant

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 9, 1998



                                     APPALOOSA MANAGEMENT L.P.
                                     By:  Appaloosa Partners Inc.,
                                          Its General Partner


                                     By:  /s/ David A. Tepper
                                          David A. Tepper
                                          President


                                     David A. Tepper


                                    /s/ David A. Tepper
                                    -------------------

                               EXHIBIT INDEX




Exhibit             Exhibit Name
-------             ------------

Exhibit A           Securities Exchange Agreement
Exhibit B           Form of Exchange Note
Exhibit C           Subordinated Indenture
Exhibit D           Exchange Offer Intercreditor Agreement
Exhibit E           Exchange Offer Registration Rights Agreement
Exhibit F           Form of Exchange Warrant
Exhibit G           Form of Additional Warrant